FOR IMMEDIATE RELEASE

(US dollar release)

ENTERRA ENERGY REPORTS RECORD PRODUCTION IN SECOND QUARTER

Increases production by 42%

Calgary, AB-August 5, 2004 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the quarter ended June 30, 2004.

All amounts in this news release, except volumes, are expressed in US dollars. All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars. These items were then translated into US dollars using average exchange rates for each quarter (Q1/03=1.51146, Q2/03=1.39869, Q1/04=1.31796 and Q2/04=1.35910). Balance sheet information was translated using a rate of 1.34750 at June 30, 2003 and 1.34530 at June 30, 2004.

"Enterra’s second quarter produced very strong results," said Luc Chartrand, President and CEO of Enterra. "We increased our distributions during the quarter to US$0.11 per month from US$0.10 per month in the first quarter of the year. And our payout ratio decreased to 71% of cash flow in the second quarter compared to 82% in the first quarter."

Summarized financial and operational data

(in 000’s except for volumes and per share amounts – all dollar amounts are in U.S. dollars– the June, 2003 per unit amounts have been adjusted for the 2 for 1 split which occurred when Enterra converted to a trust)

	Three Months June 30 2004	Three Months June 30 2003	Change	Six Months June 30 2004	Six Months June 30 2003	Change
Production information
Oil production (boe per day)	5,860	3,978	+ 47%	5,538	3,913	+ 42%
Gas production (mcf per day)	7,608	6,144	+ 24%	6,983	7,059	- 1%
Total production (boe per day)	7,127	5,002	+ 42%	6,702	5,090	+ 32%

Financial information
Revenue	$ 20,297	$13,216	+ 54%	$36,722	$27,773	+ 32%
Cash flow from operations	$ 9,957	$ 6,190	+ 61%	$17,162	$14,613	+ 17%
Cash flow per unit	$ 0.45	$ 0.34	+ 32%	$ 0.79	$ 0.79	0%
Net earnings	$ 3,419	$ 3,601	- 5%	$ 5,363	$ 6,370	- 16%
Net earnings per unit	$ 0.16	$ 0.20	- 20%	$ 0.25	$ 0.35	- 29%
Distributions paid out during quarter	$ 7,025	-	N/A	$12,966	-	N/A
Distributions as a percentage of cash flow	70.55%	-	N/A	75.55%	-	N/A
Total debt	$ 23,977	$17,210	+ 39%	$23,977	$17,210	+ 39%
Average US/CDN exchange rate during quarter	1.36	1.40	- 3%	1.35	1.35	0%

Operating information (on a per boe basis)
Average price received per bbl of oil	$29.18	$28.31	+ 3%	$28.31	$32.58	- 13%
Average price received per mcf of natural gas	$ 5.25	$ 5.23	0%	$ 5.12	$ 5.41	- 5%
Operating costs per boe	$ 5.36	$ 4.93	+ 9%	$ 5.84	$ 4.60	+ 27%
G & A expenses per boe (cash portion of G & A)	$ 0.88	$ 1.32	- 33%	$ 0.93	$ 1.17	- 21%
Operating netbacks per boe	$15.37	$13.71	+ 12%	$14.09	$16.00	- 12%

(more)

Enterra Energy Trust Page 2

August 5, 2004

Enterra’s production and revenue increased by more than 40% in Q2, 2004 compared to Q2, 2003, resulting in a 61% increase in cash flow. For the six months period ended June 30, 2004 Enterra’s production is up 32%, its revenue 32% and its cash flow 17%.

Enterra received approximately 13% less for its oil and gas production in the first six months of 2004 compared to the first six months of 2003. These lower prices are caused by Enterra’s 2004 hedging positions and by the change in Enterra’s oil production mix. Enterra’s 2003 oil production included a higher ratio of light oil, which commands a higher price than medium or heavy oil. Less than 15% of Enterra’s oil production is hedged for the rest 2004 and none is hedged for 2005.

"We are very pleased with our progress to date in 2004," added Mr. Chartrand. "Our Q2 production is up 14% from Q1, our revenue is up 24%, our cash flow is up 38% and our earnings are up 76%. We have also reduced both our G&A and our operating costs on a per boe basis by 16% and 9%, respectively. "

The following table summarizes the 2004 results to date, by quarters:

Summarized financial and operational data (in 000’s except for volumes and per share amounts – all dollar amounts are in U.S. dollars)
	Three Months March 31 2004	Three Months June 30 2004	% Change from Q1 to Q2	Six Months June 30 2004
Production information
Oil production (boe per day)	5,216	5,860	+ 12%	5,538
Gas production (mcf per day)	6,358	7,608	+ 20%	6,983
Total production (boe per day)	6,276	7,127	+ 14%	6,702

Financial information
Revenue	$16,425	$ 20,297	+ 24%	$ 36,722
Cash flow from operations	$ 7,206	$ 9,957	+ 38%	$ 17,162
Cash flow per unit	$ 0.33	$ 0.45	+ 36%	$ 0.79
Net earnings	$ 1,944	$ 3,419	+ 76%	$ 5,363
Net earnings per unit	$ 0.09	$ 0.16	+ 78%	$ 0.25
Distributions paid out during quarter	$ 5,941	$ 7,025	+ 18%	$ 12,966
Distributions as a percentage of cash flow	82.43%	70.55%	- 14%	75.55%
Average US/CDN exchange rate during quarter	1.32	1.36	+ 3%	1.35

Operating information (on a per boe basis)
Average price received per bbl of oil	$27.35	$29.18	+ 7%	$28.31
Average price received per mcf of natural gas	$ 4.97	$ 5.25	+ 6%	$ 5.12
Operating costs per boe	$ 6.40	$ 5.36	- 16%	$ 5.84
G & A expenses per boe (cash portion of G & A)	$ 0.97	$ 0.88	- 9%	$ 0.93
Operating netbacks per boe	$12.66	$15.37	+ 21%	$14.09

Conference Call

Enterra Energy Trust (NASDAQ National Market: EENC and TSX: ENT) will host a conference call later this morning at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the second quarter results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 913-905-3162. Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call. After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

Enterra Energy Trust Page 3

August 5, 2004

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com. To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada. The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development. The Trust pays out a monthly distribution which is currently US$0.12.

In addition, Enterra’s 2003 annual report has been filed and is available for viewing on the Company’s website at www.enterraenergy.com.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These statements involve risks that could significantly impact the Company. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:                                                                                      Investor Relations:
Enterra Energy Trust                                                                                      The Equity Group Inc.

Luc Chartrand, 403/213-2502                                                                          Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237                                                                              Sarah Torres, 212/836-9611

www.enterraenergy.com                                                         www.theequitygroup.com